09040414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJB Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th FL
(No. and Street)

New York (City) NY (State) 10004-2306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Rothfeld (646) 344-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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IC 4/3

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJB Capital Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Nassau County
Commission Expires 12/8/11

Notary Public

Signature
Craig A. Rothfeld
Executive Director & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
WJB Capital Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of WJB Capital Group, Inc. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$1,717,194
Commissions receivable	1,192,244
Clearing deposit	105,087
Due from stockholders	1,792,333
Note receivable	192,150
Property and equipment - net	170,362
Other assets	526,748
Total assets	$5,696,118
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$1,403,668
Bank loans payable	769,382
Capital leases payable	33,505
Deferred tax liability	18,198
Total liabilities	2,224,753
Commitments (see notes)	
Subordinated borrowings	1,950,046
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	897,822
Retained earnings	457,487
Total stockholders' equity	1,521,319
Total liabilities and stockholders' equity	$5,696,118

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WJB Capital Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates its institutional agency brokerage business from its corporate headquarters, located in the downtown NYC financial district, and its regional office, located in the San Francisco financial district. The Company changed its name from W. J. Bonfanti, Inc. to its present form on April 9, 2007.

WJB offers an extensive suite of trading and execution services; a dedicated corporate access team, macro and derivative strategy, agency equity and derivatives execution, and comprehensive commission management solutions. WJB operates in all major US equity and option exchanges, as well as markets in Europe, Asia, Canada, Mexico, Australia and South Africa. The Company is a party to a clearing agreement with an independent clearing firm (Jefferies & Company, Inc.) where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, or life of the lease for leasehold improvements and other leased assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company uses the liability method to determine its estimated income tax expense, which requires that deferred tax assets and liabilities are computed based on the differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

New accounting pronouncements

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3 the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies". Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

In September 2006, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for

measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SEAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels.

NOTE 3 - DUE FROM STOCKHOLDERS

In January 2006, each of its four stockholders obtained unsecured loans from the Company in the aggregate amount of $2,100,000. The loans have a three-year term and bear interest at the rate of 4.5% per annum, payable semiannually in arrears, commencing July 1, 2006. Principal is payable in full at maturity.

The aggregate balance due at December 31, 2008 is $1,984,483, which consists of $1,859,000 of principal, and $125,483 of accrued interest.

Each loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure, including failure to pay amounts as they come due.

In February 2008, a stockholder sold his equity interest to two other stockholders and withdrew as an officer and stockholder of the company. The selling stockholder is responsible for his loan balance of $180,000 plus $12,150 of accrued interest. The total of principal and interest has been reclassified to a Note Receivable of $192,150 as of December 31, 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$213,000	Term of lease
Equipment under capital leases	406,983	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	808,876	
Less: Accumulated depreciation and amortization	638,514	
	$170,362	

NOTE 5 - BANK LOANS PAYABLE

In April 2008, the Company amended and restated an existing $250,000 loan agreement with M&T Bank. The restated principal balance of $750,000 is payable in 36 monthly installments of $22,874 commencing in May 2008. The loan is evidenced by a term note payable bearing interest at the rate of 6.08% per annum. The note is secured by substantially all of the Company's personal property and fixtures, and the personal guarantee of two Company stockholders. The balance payable at December 31, 2008 is $595,800.

M&T Bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2008, the Company held cash balances of approximately $1,006,000 at M & T Bank.

In May 2006, the Company entered into a $300,000 unsecured revolving line of credit agreement with JP Morgan Chase Bank, which was subsequently renewed. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (3.75% at December 31, 2008). The balance payable at December 31, 2008 is $173,582. The bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2008, the Company held $203,000 of funds on deposit.

Principal maturities of bank loans payable are as follows:

2009	$418,671
2010	260,412
2011	90,299
Total	$769,382

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2008, are listed below:

Subordinated note, 10.0 percent, due June 25, 2009	$ 100,000
Subordinated notes, 12.5 percent, due November 27, 2009	150,000
Subordinated notes, 10.0 percent, due November 30, 2009	100,000
Subordinated note, 10.0 percent, due December 8, 2009	50,000
Subordinated notes, 10.0 percent, due December 26, 2009	300,000
Subordinated notes, 10.0 percent, due February 26, 2010	250,000
Subordinated note, 9.0 percent, due October 31, 2010 from William J. Bonfanti, Sr.	325,046
Subordinated note, 10.0 percent, due February 25, 2011	175,000
Subordinated notes, 10.0 percent, due April 13, 2018	500,000
	$1,950,046

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Mr. Bonfanti's loan qualifies as equity under the Rule, and will continue to be accorded that treatment until 12 months prior to maturity in 2010. Accordingly, the Company's debt-equity ratio was 46.81% at December 31, 2008.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2009	$ 700,000
2010	575,046
2011	175,000
2012	--
2013	--
Thereafter	500,000
	$1,950,046

NOTE 7 - RELATED PARTY TRANSACTIONS

During October 2002, William J. Bonfanti, Sr., a Company stockholder, obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company. From 2005 to 2007, Mr. Bonfanti transferred a total of $1,422,164 of his subordinated loan balance to permanent capital. Additional loan principal of $252,790 was transferred to permanent capital in December 2008. These contributions to permanent capital reflect the amount of proceeds repaid to M&T Bank by Mr. Bonfanti under the terms of his personal bank loan since October 2002.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases equipment and two office facilities under leases expiring at various dates through 2015. Rent expense under one of the office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $112,861 at December 31, 2008.

Future minimum lease payments as of December 31, 2008 are:

Year ending December 31,	
2009	$1,178,610
2010	740,122
2011	491,507
2012	233,916
2013	233,916
Thereafter	350,868
Total	$3,228,939

Letter of credit

In connection with the execution of new office leases in July 2005 and February 2007, the Company's commercial lenders issued irrevocable standby letters of credit in the amounts of $218,316 and $72,017, respectively, in lieu of a tenant cash security deposit in favor of the properties' landlords. The letters of credit are unsecured.

Capital leases

The Company leases all of its furniture, fixtures and equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2008 are as follows:

Year ending December 31,	
2009	$23,375
2010	11,772
	35,147
Less: Amount representing interest	1,642
Present value of minimum lease payments	$33,505

NOTE 9 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax and reports on the cash basis for income tax purposes. The effective tax rate differs from the current

statutory rate of 8.85% due primarily to the utilization of net operating loss carryovers and accelerated depreciation.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2008, the Company had regulatory net capital of $1,032,833 which exceeded its requirement of $148,318 by $884,515. The ratio of aggregate indebtedness to net capital ratio was 2.15 to 1.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) plan for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company will match up to 1% of the participant's annual gross compensation, not to exceed the participant's contribution.

NOTE 13 - SUBSEQUENT EVENT

In January 2009, three stockholders, and a former stockholder, modified the terms of their respective loans with the Company: i) The principal amounts were increased to $794,200 from $744,000, to $678,000 from $635,000, and to $320,250 from $300,000, respectively, by adding accrued interest to the loan balances; ii) the loan maturity date was extended to January 2014; and iii) the annual rate of interest was reduced from 4.5% to 1.5%. Interest shall accrue and be payable on the maturity date.

WJB CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Marks Paneth & Shron LLP

Certified Public Accountants & Consultants

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

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